

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 28, 2009

By U.S. Mail

Mark A. Kimball
Senior Vice President
Select Comfort Corporation
9800 59th Avenue North
Minneapolis, MN 55442

Re: Select Comfort Corporation
Preliminary Proxy Statement on Schedule 14A, As Amended
Filed June 1, 2009
Form 10-K for the Fiscal Year Ended January 3, 2009
Filed March 19, 2009
File No. 000- 25121

Dear Mr. Kimball:

We have completed our review of the above-referenced filings and have no further comments at this time.

Sincerely,

Pamela A. Long
Assistant Director

cc: Thomas R. Marek, Esq. (Via Facsimile 612-607-7100)